UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	October 20, 2014

ServisFirst Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-53149	26-0734029
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

850 Shades Creek Parkway, Birmingham, Alabama	35209
(Address of principal executive offices)	(Zip Code)

(205) 949-0302

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 – Results of Operations and Financial Condition.

On October 20, 2014, ServisFirst Bancshares, Inc., a Delaware corporation (“ServisFirst”), issued a press release announcing its operating results for the third quarter and period ended September 30, 2014, and simultaneously announcing the execution of a definitive agreement and plan of merger with Metro Bancshares, Inc., a Georgia corporation, pursuant to which Metro Bancshares, Inc. will merge with and into ServisFirst, with ServisFirst as the surviving corporation. A copy of the press release is attached as Exhibit 99.1.

Item 8.01 – Other Events

On October 20, 2014, ServisFirst executed a definitive agreement and plan of merger (the “Agreement”) with Metro Bancshares, Inc., a Georgia corporation (“Metro”), pursuant to which Metro will merge with and into ServisFirst, with ServisFirst as the surviving corporation (the “Merger”).

Under the terms of the Agreement, ServisFirst will issue 636,720 shares of its common stock and pay approximately $22,825,000 in cash for all outstanding shares of Metro common stock, subject to certain conditions and potential adjustments. Simultaneous with the closing of the Merger, Metro Bank, which is the bank subsidiary of Metro, will merge into ServisFirst’s wholly-owned bank subsidiary, ServisFirst Bank. The Agreement has been unanimously approved by the board of directors of each of ServisFirst and Metro. Subject to the approval of the Merger by Metro’s common stockholders, regulatory approvals and the satisfaction of customary closing conditions, the parties anticipate completing the Merger in the first quarter of 2015.

A copy of the press release announcing ServisFirst’s operating results for the third quarter and period ended September 30, 2014 and the Merger is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. Attached hereto as Exhibit 99.2 and incorporated herein by reference is the Power Point containing investor presentation material relating to the Merger.

ADDITIONAL INFORMATION

ServisFirst intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a proxy statement/prospectus, and other relevant materials in connection with the proposed merger transaction involving ServisFirst and Metro. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by ServisFirst at ServisFirst’s website at http://www.servisfirstbank.com, Investor Relations, or by contacting Davis Mange, by telephone at (205) 949-3420.

ServisFirst, Metro and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Metro in connection with the merger transaction. Information regarding directors and executive officers of ServisFirst and Metro and their respective interests in the proposed transaction will be available in the proxy statement/prospectus of ServisFirst and Metro described above and other relevant materials to be filed with the SEC.

Item 9.01 – Financial Statements and Exhibits

(a)	Not applicable
(b)	Not applicable
(c)	Not applicable
(d)	Exhibits. The following exhibits are included with this Current Report on Form 8-K:

Exhibit No.	Description

99.1	Press Release dated October 20, 2014
99.2	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SERVISFIRST BANCSHARES, INC.

	By:	/s/ Thomas A. Broughton, III
Dated: October 20, 2014		Thomas A. Broughton, III
President and Chief Executive Officer